FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the 6th day of September, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St., Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	September 6th, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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FOR IMMEDIATE RELEASE

M-Systems` DiskOnKey® and PowerHouse Technologies Announce a Licensing Agreement for Migo(TM) Software

Support for First Third Party Application Running from a DiskOnKey will Enhance End Users Personal Storage Experience

SUNNYVALE, Calif., April 6, 2005 - M-Systems (NASDAQ:  FLSH), the leading developer of USB flash drives, and PowerHouse Technologies Group, Inc. (OTCBB: PWHT), a leading provider of mobile computing software, today announced an agreement allowing M-Systems to offer its OEM customers the ability to bundle the award-winning Migo software applications on their different product lines.

Targeted for personal home use, the consumer can simply plug a DiskOnKey device supporting the Migo software into their Windows®-based computer to instantly create a virtual copy of their PC. When they plug the device into another host computer, such as at a cyber café, their Outlook® e-mail, data files, Internet Explorer favorites and desktop wallpaper will appear on the new host machine.  When the user is done using the host computer, no trace of their information is left behind and all changes will be automatically synchronized on the user`s main PC when they return.

"Migo software, for every-day personal use, delivers fresh new ways for our OEM partners to add consumer value to our DiskOnKey product line," stated Blaine Phelps, worldwide marketing director for M-Systems` DiskOnKey. "This agreement allows us to enable our OEM customers to meet the growing demand for USB flash drives with enhanced features."

"M-Systems provides PowerHouse Technologies a true platform for our Migo software," said Manijeh Moghis, COO of PowerHouse Technologies. "We are always looking to work with the industry best. Partnering with M-Systems is an obvious match considering its stature as the inventor of the USB flash drive and ongoing innovation and category leadership."

"M-Systems, with the creation of U3, is making every effort to bring applications for end-users to USB flash drives," said Phelps. "Migo is a primary example of the type of applications that bring added value to this category."

Migo equipped DiskOnKey devices are expected to be available later this year.

About M-Systems` DiskOnKey

The DiskOnKey is a unique, patented solution offering partners the unprecedented flexibility and ease-of-use to implement M-Systems` expertise into their existing product line or to design their own form factor using the Company`s internal architecture.  The award-winning DiskOnKey product line offers consumers trusted quality, reliability, extreme security and the industry`s leading product warranty.

For product information, enhancements, upgrades and general information on the USB flash drive category please visit www.diskonkey.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at

www.m-systems.com

About PowerHouse Technologies Group, Inc.

PowerHouse Technologies Group, Inc. (www.pwhtgroup.com), headquartered in Redwood City, Calif., is a leading provider of mobile computing software. The company`s award-winning software product line, Migo(TM), revolutionizes business and personal computing portability. Migo`s patented technology offers an information management solution for Windows® and Outlook® based systems. For more information on the full line of Migo products please visit www.4Migo.com.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties, which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  The Company assumes no obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE

M-Systems` mDiskOnChip(TM) G3 Adopted by Intermec, a Leading Supplier of Rugged and Reliable Handheld Terminals for the Enterprise

128 Megabytes of High-Performance Internal Storage Enables an Advanced Level of Application Flexibility

SUNNYVALE, Calif., April 13, 2004 - New rugged handheld point of sale (POS) terminals from Intermec Technologies Corp. will come equipped with M-Systems` (Nasdaq: FLSH) mDiskOnChip G3 flash disk.

Intermec`s new Windows CE and Windows Mobile-based CK60 is a rugged, mobile data collection computer with a configurable keypad specifically designed to improve efficiencies and streamline applications within the consumer goods distribution and field service industries.  As the on-board non-volatile memory (NVM) solution, mDiskOnChip G3 provides the capacity necessary for the storage of customized applications, configuration information, user data and preferences.

"Intermec places great importance on performance, reliability, price and power consumption," said Intermec director Rich Sherman. "M-Systems` mDiskOnChip G3 performs well in all these areas and, with its high-capacity and scalability, gives the CK60 an advanced level of application flexibility."

mDiskOnChip G3 provides low cost, next-generation flash storage for embedded systems, without compromising reliability and performance.  It leverages M-Systems` field-proven technologies developed for mobile phones and PDAs to deliver the most reliable multi-level cell (MLC) NAND flash-based data and code storage with boot functionality.  mDiskOnChip G3 is optimized for seamless integration in embedded systems with support for all major CPU architectures and operating systems, including Microsoft Windows CE and Windows Mobile.

"Intermec has been providing exceptional computing products for more than 25 years and, with the new CK60, the company continues its longstanding tradition of quality and excellence," said Ofer Tsur, vice president of sales and marketing for M-Systems` Embedded division.  "By integrating our mDiskOnChip G3 flash disk into this new offering, Intermec can more readily attain unbeatable price and performance targets, while delivering a compelling and affordable computing solution to its customers."

mDiskOnChip G3 is based on the same technologies that contributed to the success of DiskOnChip®, currently used by six of the seven top mobile phone manufacturers.  Among these technologies are x2(TM) technology and TrueFFS® software.  x2 technology was developed by M-Systems to overcome the reliability and performance degradation of cost-effective MLC NAND flash silicon, which stores twice the amount of data per cell than standard, single bit, NAND.  TrueFFS, an industry-standard for flash management, maximizes the lifetime of flash silicon, guarantees data reliability and contributes to the ease of integration of DiskOnChip products.

About Intermec

Intermec Technologies Corp., a UNOVA Inc. (NYSE:UNA) company, is a leader in global supply chain solutions and in the development, manufacture and integration of wired and wireless automated data collection, RFID (radio frequency identification), mobile computing systems, bar code printers and label media. The company's products and services are used by customers in many industries to improve productivity, quality and responsiveness of business operations, from supply chain management and enterprise resource planning to field sales and service. For more information, visit www.intermec.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets and embedded systems.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  A high-resolution photo image of Intermec`s CK60 rugged handheld point of sale (POS) terminal with M-Systems` mDiskOnChip G3 flash disk is available online at

www.m-systems.com/images/prs/CK60_mDOC_G3.jpg.

High-resolution photo images of M-Systems` products can be found on the Internet at

www.m-systems.com/content/Corporate/Press/Photos.asp.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE

M-Systems` Xkey® to be Launched Under Clever-Stuff`s disgo® Xkey Brand in Europe

Enterprise-Ready USB Flash Drive to be Sold Through Clever-Stuff`s Distribution Channels

SUNNYVALE, Calif., April 26, 2005 - M-Systems (Nasdaq:  FLSH), the leading developer of USB flash drives, today announced that its Xkey product line will be launched in Europe under Clever-Stuff and M-Systems` "disgo Xkey" co-branded name.

Designed from the ground up for enterprise use, Xkey allows IT departments to reap the benefits of personal storage devices while mitigating many of the associated risks. The disgo Xkey secures both the data on the drive and the environment in which it is used, transferring control back to corporate IT. Its security capabilities run seamlessly in the background without user intervention, ensuring automatic adherence to corporate security policies.

"The addition of the Xkey technology to Clever-Stuff`s successful disgo USB drive product line is an ideal avenue to provide corporate end users with robust security capabilities," said Nimrod Reichenberg, director of marketing for M-Systems` Xkey. "We look forward to a positive response in the European market."

The disgo Xkey offers enhanced data security capabilities that include 128-bit AES hardware encryption of all data, a configurable password policy and a `self-destruct` mode when wrong password attempts exceed a pre-configured value. The disgo Xkey drive also doubles as an authentication token storing digital certificates which can be used for authentication to web-enabled applications and VPN clients.

The disgo Xkey`s endpoint security protects data when working from non-trusted computers.  It guards users from malicious spyware including keyloggers and text-grabbers, ensuring traces of browser-based activity are not left behind by wiping cookies, temporary files, history and auto-complete information, and by terminating all active browser sessions.  It also includes McAfee® VirusScan® anti-virus security capabilities.

The Clever-Stuff disgo Xkey will be available in Europe via Clever-Stuff Ltd.`s distribution partners including CMS Peripherals in the UK and Ireland, beginning May 2005 starting at £99/Euro139 excluding VAT. Clever-Stuff will offer its disgo Xkey USB 2.0 flash drives in four variations of storage capacities including 256MB, 512MB, 1GB and 2GB.

About Xkey

Xkey is an enterprise-ready software solution that extends M-Systems` DiskOnKey® and incorporates everything needed to deploy, manage and secure portable storage devices. Xkey offers unique solutions for corporations looking to secure their remote computing environments and increase their employee mobility and productivity. More information on Xkey is available at www.xkey.com

About Clever-Stuff Ltd.

Clever-Stuff was set up in 2001 to develop the market leading disgo brand of USB flash drives for distribution across Europe. Based in Ireland, the dedicated team works at delivering innovation and solutions for personal and corporate data portability, storage and security.

In 2005, Clever-Stuff Ltd. will turnover Euro24 million and disgo products will be distributed in 15 countries across Europe. Product offerings will grow to include disgo Xkey, idisgo MP3 players and alternative forms of USB storage. Additionally, Clever-Stuff Ltd. will be offering new software solutions for both consumer and business needs. As the name suggests, the company is constantly striving to find the latest "clever stuff" to offer to its broad range of customers.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its DiskOnChip® products. For more information, please contact M-Systems at

www.m-systems.com.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties, which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  The Company assumes no obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE

M-Systems` DiskOnKey® Releases Results of First End-User Survey of the USB Flash Drive Market

Usage trends found overwhelming majority use device for personal multimedia file storage and transfer, and are looking forward to more complex applications

SUNNYVALE, Calif., April 27, 2005 - M-Systems (Nasdaq: FLSH), the leading developer of USB flash drives, announced today the results of an independent survey on the usage of USB flash drives. The survey, commissioned by M-Systems and executed by Hall and Partners, a renowned research agency, is the first to reach out to the end user and determine how they are using these versatile devices.

The study revealed that 80 percent of respondents are using their USB flash drive for personal use, mainly for storing multimedia files such as music (62%), graphics (52%) and video (46%).  Sixty-four percent of respondents who use USB flash drives for work stated that they use the device for transferring work related files between work and home.

"We were pleased to hear that 66 percent use these devices to exchange files with friends and family," said Blaine Phelps, worldwide marketing director of M-Systems` DiskOnKey. "In fact, 40 percent said that they either cannot live without the devices or that they were dependent on them, making it clear that USB flash drives are becoming an integral part of the users` everyday life."

When asked about future use, the respondents said they are looking for more than simple storage.  They indicated a strong desire for applications that will offer customized portable desktops, email access, password management, corporate authentication, access to financial information, web accounts, textbooks, school information (report cards, etc.), health care files, and video games.

"This survey proves that additional applications are in demand," said Phelps. "M-Systems in conjunction with SanDisk created U3(TM), a newly formed company that is focused on expanding USB drive technology beyond storage. This investment shows our commitment to making these applications come to life."

The top two incentives for purchasing a USB flash drive are its memory capacity (61%) and its price (60%). In fact, consumers are willing to pay more for extra capacity and for products that are faster and easier to use. Sixty-seven percent stated that USB flash drives are a good value for the money further showing that USB flash drives are becoming more widely accepted.

"This survey shows that the functionality of USB flash drives is highly valued by the average consumer, particularly its ease of use," said Phelps. "We noticed that online purchases more than double when consumers buy a second device emphasizing the familiarity and comfort consumers have when using USB flash drives."

Word-of-mouth (41%), such as recommendations from friends, is one of the primary drivers towards purchase. Widespread word-of-mouth is perhaps the best sign that the general public accepts a product. Judging from this perception, the USB flash drive market is poised for continued growth as more complex applications make their way onto these devices.

Survey Methodology

Hall & Partners conducted the survey online in February of 2005. The sample size included 415 respondents who were living in the United States, were between the ages of 15-55 and either regularly used a PC or a Mac with a USB flash drive device or were considering buying a device in the next six months. In order to ensure the population represented the entire category and was not biased, the users were not informed as to who commissioned the survey and were not asked which brand of USB flash drive they were using. Therefore the respondents may or may not be owners of an M-Systems` DiskOnKey.

About M-Systems` DiskOnKey

The DiskOnKey is a unique, patented solution offering partners the unprecedented flexibility and ease-of-use to implement M-Systems` expertise into their existing product line or to design their own form factor using the Company`s internal architecture.  The award-winning DiskOnKey product line offers consumers trusted quality, reliability, extreme security and the industry`s leading product warranty.

For product information, enhancements, upgrades and general information on the USB flash drive category please visit www.diskonkey.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at

www.m-systems.com.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  The Company assumes no obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE:

M-Systems` 512 Megabyte and 1 Gigabyte DiskOnChip H1 Storage Solution Now Available to Meet the Additional Storage Requirements of Embedded Systems

Large Capacity Embedded Flash Drive Delivers Cost-Effective, Non-Volatile Memory Solution for Automotive, High-End Printers, Handheld Gaming, MP3, GPS Devices and Other Memory-Consuming Applications

MICROSOFT MOBILE & EMBEDDED DEVCON, LAS VEGAS, May 10, 2005 - M‑Systems (Nasdaq: FLSH) today announced, with the introduction of a family of specialized embedded software drivers, the upcoming availability of its DiskOnChip® H1 flash drive as a non-volatile memory (NVM) solution for embedded applications.  DiskOnChip H1 delivers high capacity, cost-effective, embedded storage for new memory consuming applications such as automotive audio and car navigation, high-end printers and portable devices with multimedia requirements for handheld gaming, GPS and MP3 playback.

"We are excited M-Systems is providing support for Windows CE with its new high-capacity embedded flash drive," said Jane Gilson, director, Mobile and Embedded Devices Division at Microsoft Corp. "The solution not only provides abundant storage capacity, it highlights the customization capabilities offered by Windows CE and is a solid example of the wide variety of opportunities that can be leveraged using the Windows Embedded platform."

M-Systems` DiskOnChip H-series product line offers capacities of one gigabyte and 512 megabytes.  It uses M-Systems` advanced x2 technology for multi-level cell (MLC) NAND flash silicon, allowing for a lower cost, high-capacity product that meets the performance and reliability demands of a new generation of embedded applications.

"As flash prices continue to drop, DiskOnChip H1 offers the embedded  industry an alternative solution to hard disk drives, while delivering faster integration, greater performance and improved reliability," said Ofer Tsur, vice president of sales and marketing for M-Systems` Embedded division.  "Customers and partners are very excited about DiskOnChip H1, which, we believe, is the ideal storage solution for embedded applications where faster boot time and higher reliability are imperative."

"New doors are opening for embedded flash storage.  Applications like automotive GPS maps require rugged but economical storage in the gigabyte range, but the sheer size of this data has forced auto makers to store their data in CD-ROMs, with all the limitations and reliability concerns inherent to mechanical systems," said Jim Handy, director of Non-Volatile Memory Services at Semico.  "Embedded products like M‑Systems` DiskOnChip H1 that can deliver higher reliability at a competitive price should become increasingly accepted into such applications, and additional features like a smaller size and reduced power consumption will further enhance their appeal."

Unlike conventional storage solutions such as hard disk drives and mini-magnetic disk drives, solid-state DiskOnChip H1 provides portable electronic devices with the ruggedness needed to easily survive falls and other shocks.

Features of M-Systems` DiskOnChip H1 Product Line

Like other DiskOnChip products from M-Systems, the DiskOnChip H1 features a legacy NOR-compatible interface, allowing it to be used with practically any chipset.  Cost benefits are derived from the efficient controller of DiskOnChip H1, which includes a boot block that can replace expensive NOR flash alternatives.  Additionally, DiskOnChip consumes up to 90 percent less power than mechanical disks.

Technical Highlights:
*	Technology: 90nm MLC NAND. 70nm expected by end 2005
*	High capacity: 512 megabytes (4 gigabits) and 1 gigabyte (8 gigabits)
*	Device cascade capacity: up to 2 gigabytes (16 gigabits)
*	Small form factor: 115-ball FBGA 12x18mm package
*	Interface: NOR / SRAM compatible
*	Built-in eXecute In Place (XIP) Boot Block
*	Performance: optimized for multimedia, 2.2 megabytes per second sustained write, 5 megabytes per second sustained read (including software overhead)
*	Hardware protection and security enabling features
*	Unrivaled data integrity with a robust Error Detection Code / Error Correction Code (EDC/ECC) tailored for MLC NAND flash technology
*	Maximized flash endurance with TrueFFS® software support
*	Compatible with major CPUs and processors.

Availability of DiskOnChip H1 Support for Embedded Operating Systems

Software drivers supporting DiskOnChip H1 within Windows CE and Linux operating systems are scheduled for general availability in the third quarter of 2005.  Drivers for VxWorks®, INTEGRITY® and QNX® Neutrino® real time operating systems (RTOSs) are scheduled for general availability in the fourth quarter.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

Note to Editors: High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE:

M-Systems Introduces Market`s Highest Capacity, Highest Performance Flash Drive for Military and Aerospace Applications, Servers and Broadcasting Systems

With Capacities Up to 176 Gigabytes and Burst Performance of 320 Megabytes per Second, the FFD(TM) Ultra320 SCSI Provides Highly Reliable Solid-State Data Storage for Mission Critical Systems

SUNNYVALE, Calif., May 16, 2005 - Military and Aerospace integrators can now fulfill their higher capacity requirements by using the new FFD(TM) Ultra320 SCSI flash disk from M-Systems (Nasdaq: FLSH), a leader in flash-based data storage products.  The new product released today is now in mass production with capacities ranging from 1 to 176 gigabytes and SCSI interface speeds of 320 megabytes per second, all within in a standard 3.5" case.

The new FFD Ultra320 SCSI is specifically designed for mission critical systems required by the military, aerospace, telecommunication, video server, broadcasting and factory automation industries.

"We have seen a tremendous demand for a rugged high capacity flash disk at an attractive price," said Ofer Tsur, vice president of sales and marketing for M-Systems` embedded division.  "For the first time, the highest flash disk capacity in standard disk casing combined with a 320 megabyte per second SCSI bus interface is available on the market.  With the price of flash-based products now even more attractive, a broader range of applications will enjoy the top data reliability and endurance of the FFD Ultra320 SCSI."

The FFD Ultra320 SCSI meets the MIL-STD-810F standards for shocks, vibrations and altitude.  Its high level of endurance is enabled by its embedded TrueFFS(TM) flash management software, which provides more than five million write/erase cycles.  The FFD Ultra320 SCSI operates at -40c to +85c and complies with the NSA, DoD, IRIG 106, US Air Force, Navy and Army procedures for data sanitization (purge).

The FFD Ultra320 SCSI is available in capacities up to 64 gigabytes in a 3.5" case measuring half an inch thick and up to 176 gigabytes in a case of one inch thickness.  The FFD Ultra320 SCSI currently supports an 80-pin connector and will support a 68‑pin connector this quarter.  More details on the FFD Ultra320 SCSI product are available online at www.m-systems.com/rugged.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

Note to Editors:  High-resolution photo images of M‑Systems` FFD Ultra 320 SCSI flash disk are available online at

www.m-systems.com/images/PRS/Ultra320vert.jpg and

www.m-systems.com/images/PRS/Ultra320diag.jpg.

High-resolution photo images of other products from M‑Systems can be found online at www.m-systems.com/content/Corporate/Press/Photos.asp.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

____ 8 ____

FOR IMMEDIATE RELEASE:

M-Systems` Embedded Flash Drive Products Now Available for Microsoft Windows Embedded for Point of Service

Dynamic Combination Presents a Long Lasting, Cost Effective, Reliable Data Storage Alternative to Hard Disk Drives for the Point-of-Sale (POS) Community

RETAIL SYSTEMS SHOW, CHICAGO, May 24, 2005 - In response to increasing demand for reliable and affordable data storage in point-of-sale (POS) systems, M‑Systems (Nasdaq:  FLSH) announced its products are available for use with the Microsoft Windows Embedded Point of Service software platform.

M-Systems worked closely with Microsoft to ensure high quality solutions for the Point-of-Sale community, thus enabling retail and hospitality organizations to reliably set-up, integrate and control their point-of-service systems. Designers of retail POS systems can now take advantage of cost efficient, highly reliable storage solutions that provide a life span of over 10 years of non-stop write operations.

"M-Systems` embedded flash drive products offer our mutual customers an alternative storage solution that helps ease the integration and management of data stored on point of service systems," said Jane Gilson, director of marketing for the Mobile and Embedded Devices Division at Microsoft Corp. "Together with our industry partners, we`re helping rejuvenate the point-of-sale industry with solutions that will help retailers save time and reduce costs."

M-Systems` flash products for POS, comprised of the uDiskOnChip, iDiskOnChip and IDE4000 product lines, operate reliably with a Mean Time Between Failure (MTBF) of up to 10 times that of conventional, rotating hard disk drives.

"The solid state, flash-based storage solutions offered by M-Systems provide top reliability and endurance relative to rotating mechanical disks," said Ofer Tsur, vice president of sales and marketing for M-Systems` Embedded division.  "M‑Systems flash drives are less expensive than hard disk drives in the sizes most popular for POS and other embedded systems.  They also have a longer life span without the failure rates associated with rotating media, which contributes to less maintenance and downtime resulting in a much lower TCO (total cost of ownership)."

M-Systems` flash solutions, in conjunction with Windows Embedded for Point of Service, reduce the frustration and costs retailers face in integrating and managing the data stored on retail equipment such as cash registers, scanners and receipt printers - making them ideal storage solutions for retail point-of-service systems.

Windows Embedded for Point of Service is the first industry-specific software platform to provide plug-and-play functionality that enables retail peripherals to be easily installed and managed. This feature addresses industry feedback that integration and management of retail device peripherals such as scanners, receipt printers, cash drawers and magnetic stripe readers continue to be costly and time-consuming. Based on technologies available in Windows XP Embedded with Service Pack 2 (SP2), Windows Embedded for Point of Service is optimized for retailers to enhance the customer experience at the point of service, increase reliability and security, and deliver low life-cycle costs for POS systems.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

Note to Editors: High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE:

M-Systems Introduces the Most Reliable and Highest Capacity Serial ATA (SATA) Solid-State Flash Disk Available in the Industry

Available now in capacities up to 128 gigabytes, M-Systems` FFD(TM) 2.5" SATA is designed to operate reliably through more than 5 million write/erase cycles

SUNNYVALE, Calif., June 29, 2005 - M-Systems (Nasdaq: FLSH) today announced the availability of a serial ATA (SATA) solid-state flash drive.  Offering up to 128 gigabytes of storage, its FFD(TM) 2.5-inch SATA flash drive is the highest capacity solid-state SATA offering available on the market.  Running M-Systems` patented TrueFFS(TM) flash management software to ensure the highest levels of endurance, the FFD 2.5" SATA offers reliable operation through more than 5 million write/erase cycles. In terms of performance, it provides an interface speed of 1.5 gigabits per second and a sustained read/write performance rate of 44 megabytes per second.

"Our position within the industry allows us to use the most cost-effective flash components along with our technology to provide SATA drives like this with greater reliability at higher capacities," said Ofer Tsur, vice president of sales and marketing for M-Systems` Embedded division.  "This new SATA drive completes our portfolio of ATA and SCSI hard-drive replacements and allows a broader range of customers to benefit from our leading flash disk technology."

M-Systems` FFD SATA product complies with the stringent reliability requirements offset for mission critical applications such as NEBS level 3 for the telecommunication industry and the MIL-STD 810F standard for military and aerospace. With no moving parts, flash-based storage devices like M-Systems` FFD SATA are able to operate under the harshest conditions, unlike magnetic hard disk drives. In a rugged environment, the rotating mechanisms of a hard drive can fail, and are subject to partial and sometimes even total loss of data. Severe conditions including high shock, vibration, altitude, humidity and extreme temperature ranges increase failure rate percentages of hard disk drives, which is unacceptable for mission critical systems.

Serial ATA technology is quickly becoming the dominant interface for data storage devices migrating from the parallel ATA interface.  In addition to enhanced reliability and performance, M-Systems` FFD 2.5" SATA offers all benefits of this new high speed interface, including thinner and longer cables and a hot-swap functionality.  These features make M-Systems` FFD 2.5" SATA ideal for the blade servers, telecommunication systems and aerospace industries as well as military applications.

Supporting stringent security standards required by military and other mission-critical applications, M-Systems` FFD 2.5" SATA is equipped with a fast security erase feature and complies with the sanitizing standards of the USA Department of Defense (DoD), National Security Agency (NSA), Navy, Air Force (FSSI), and IREC (IRIG).

More information about M-Systems` FFD 2.5" SATA flash disk is available online at

www.m-systems.com/sata.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` FFD(TM) 2.5-inch SATA flash drive can be found online at
www.m-systems.com/images/prs/Serial_ATA_front1.jpg and

www.m-systems.com/images/prs/Serial_ATA_front2.jpg.

High-resolution photo images of M-Systems` other products can be found on the Internet at

www.m-systems.com/content/Corporate/Press/Photos.asp.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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FOR IMMEDIATE RELEASE:

M-Systems` DiskOnChip® Enables High Capacity Embedded Flash Drive Functionality for Microsoft Windows Mobile 5.0

Currently Integrated within More Than 50 Percent of Windows Mobile-based Smartphones, DiskOnChip Poised to Deliver Additional Features within This Growing Market Segment

SUNNYVALE, Calif., July 6, 2005 - M-Systems (Nasdaq: FLSH) today announced the availability of software support for its DiskOnChip product line for Windows Mobile 5.0.  Support includes a block device driver that emulates the functionality of a hard drive, enhanced boot support including support for the Windows Mobile "paging-on-demand" feature specially tailored for boot from NAND-based devices, and a wide range of tools for development and mass production.

Also supported is the Windows Mobile 5.0 persistent storage feature, which allows all user data to be saved directly onto the DiskOnChip embedded flash drive instead of within SDRAM, reducing associated costs, ensuring all user data virtually forever, and improving battery life.

DiskOnChip, a multi-level cell (MLC) NAND-based embedded flash drive (EFD) with capacities ranging up to one gigabyte, is ideally suited for multimedia applications such as mega pixel photography, music playback and video download or record.  Utilized by six of the top seven mobile handset manufacturers and integrated within more than 50 percent of Windows Mobile-based smartphones, DiskOnChip is a proven and mature non-volatile storage solution that helps to reduce time to market for handset vendors.

"A growth engine of the global handset industry is converged devices (smartphones and wireless PDAs).  From 5 million units sold globally in 2001, we forecast compound annual growth of more than 30% to 100 million units by the end of 2007," said Chris Ambrosio, director of the Wireless Device Strategies Service for Strategy Analytics.  "Microsoft Windows Mobile-based devices are becoming one of the preferred mobility solutions for IT managers in large corporations, as well as for individual business users. We estimate over 4 million Microsoft Windows Mobile-based converged devices were sold globally in 2004, and project this figure will grow to over 23 million units by the end of 2007."

"With improved functionality, new applications, a more flexible design and better support for mass storage, we expect Windows Mobile 5.0 to further strengthen the momentum of Microsoft in the mobile market," said Ariel Moshkovitz, vice president of marketing for M-Systems` mobile division. "DiskOnChip and its TrueFFS flash management software provide developers of Windows Mobile-based devices with immediate access to the most cost-effective, reliable, and feature-rich embedded flash drive in the smartphone industry."

"M-Systems has a history of providing fast and reliable support for past Windows Mobile software platforms, and we`re excited they`ve chosen to extend their support to Windows Mobile 5.0," said Jonas Hasselberg, group product manager, Mobile and Embedded Devices Division at Microsoft Corp. "DiskOnChip enables our customers to take advantage of the flexibility and power of the new Windows Mobile 5.0 software platform and protect their data against power loss, reduce memory costs and improve battery life."

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M-Systems is available online at www.m-systems.com.

Note to Editors: High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

____ 11 ____

FOR IMMEDIATE RELEASE:

M-Systems` DiskOnChip Selected as Embedded Flash Drive for Multimedia Handsets from China`s Lenovo

A Proven and Mature MLC NAND Solution, DiskOnChip Provides a Low Cost, High Capacity Storage Solution for Music, Pictures and Video Files.

SUNNYVALE, Calif., July 11, 2005 - M-Systems (Nasdaq: FLSH) today announced that DiskOnChip® is being used as the embedded flash drive (EFD) solution in three of Lenovo`s latest feature phone models.  By providing high capacity, high performance and low cost multi-level cell (MLC) NAND-based flash storage, M-Systems` DiskOnChip supports features such as MP3 music playback, photography up to two mega pixels and 3D gaming within Lenovo`s P890, P928 and i717 products.

"M-Systems` DiskOnChip enabled us to easily integrate a high capacity flash solution into our feature phones," said Mr. Jin Jian, director of the R&D Centre at Lenovo Mobile Limited.  "This allowed us to reduce our bill of materials, keep to a very tight development and testing schedule and focus on our core competencies of handset and application development."

Within these handsets from Lenovo, DiskOnChip is connected to a mass market Texas Instruments (TI) chipset through its NOR interface and is managed by an internal MLC NAND controller and M-Systems` TrueFFS software.  For high-volume voice-centric market segments, TI`s three-chip TCS2100 chipset reduces BOM costs and power consumption while providing a complete platform for Class 12 GSM/GPRS handsets.

"DiskOnChip is the leading NAND-based embedded flash drive offering an ideal combination of the latest NAND flash technology, a standard legacy compatible NOR interface, mature software and an experienced on-site integration team," said Clarence Choi, M‑Systems` general manager for China.  "Lenovo`s adoption of DiskOnChip for its mobile products is a fine example of the growing momentum that we are experiencing within China`s huge multimedia-enabled feature phone segment."

About Lenovo

Lenovo Group Limited is a leading IT enterprise in China. The Group engages primarily in the manufacturing and sale of desktop computers, notebooks computers, mobile handsets, servers and peripherals in China. Lenovo brand PCs have been the best seller in China for seven years, commanding a 27 percent unit share of China`s PC market in 2003. Lenovo was listed on the Stock Exchange of Hong Kong in 1994 and is currently a constituent stock of the Hang Seng Index and the MSCI China Free Index. Its American Depositary Receipts are traded in the United States. In March 2004, Lenovo joined the Olympic Partner Program of the International Olympic Committee as the first Chinese company to become the computer technology equipment partner of the IOC for the period from 2005 to 2008.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at

www.m-systems.com.

Note to Editors: High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

____ 12 ____

FOR IMMEDIATE RELEASE

M-Systems DiskOnKey® Product Line Increases to Four Gigabyte Capacity

Increased Capacity Meets Demands for a Variety of Corporate and Specialized Applications

SUNNYVALE, Calif., July 26, 2005 - M-Systems (Nasdaq: FLSH), the leading developer of USB flash drives (UFDs), today announced that it has increased the storage capacity of its DiskOnKey devices to four gigabytes.

The increased storage capacity makes the new device the ideal solution for numerous corporate and specialized tasks including large file transfers, data recovery and backup and temporary archiving and operating system management.  Additionally, the four gigabyte storage capacity is an alternative solution for users requiring portable storage that is capable of storing video and photos, or as a miniature digital music file jukebox.

"It is evident that the USB flash drive has become an ideal personal storage solution, and as users continue to demand new USB flash drive products that include applications, such as U3 smart software, they will find increased uses for higher capacities," said Blaine Phelps, worldwide marketing director for M-Systems.  "The higher storage capacity available with DiskOnKey will provide a solution to the growing memory needs of consumers with continued quality and reliability."

Uses for the Four Gigabyte DiskOnKey Device:
* Store roughly four hours of compressed video (depending on format), such as MPEG, QuickTime and Windows Media Video.
* Collect the equivalent of over 2,800 floppy diskettes worth of data.
* Compile 1,024 digital music files, each four minutes long.
* Save countless text and graphics files.

Pricing and Availability

The manufacturer`s suggested retail price (MSRP) for the four gigabyte DiskOnKey is $569.  DiskOnKey partners will offer the four gigabyte device through their respective sales channels in North America, Asia and Europe later this year. For more information regarding the DiskOnKey product line or for partner information please visit

www.diskonkey.com.

About M-Systems` DiskOnKey

The DiskOnKey is a unique, patented solution offering partners the unprecedented flexibility and ease-of-use to implement M-Systems` expertise into their existing product line or to design their own form factor using the Company`s internal architecture.  The award-winning DiskOnKey product line offers consumers trusted quality, reliability, extreme security and the industry`s leading product warranty.

For product information, enhancements, upgrades and general information on the USB flash drive category please visit www.diskonkey.com.

About M-Systems|

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties, which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

____ 13 ____

FOR IMMEDIATE RELEASE:

M-Systems Expands Distribution Network in Japan with Hakuto Co. Ltd.

Additional Distributor will Facilitate Penetration of DiskOnChip® into Mobile Phone, Multimedia and Amusement Markets

TOKYO, Aug. 30, 2005 - M-Systems (Nasdaq: FLSH) today announced that the Company has added Hakuto Co., Ltd. as a distributor in Japan for DiskOnChip® products.

"We believe that Hakuto, with their product portfolio and mobile phone and amusement customer base, will open additional market opportunities for M‑Systems," said Yuzo Tsukui, president of M‑Systems Japan.  "Their appointment as a distributor will enhance our penetration into mobile phone, multimedia and amusement markets for applications like mobile phones, IP telephones and gaming machines.  Hakuto is an excellent addition to our distribution network."

"Hakuto offers a full line of semiconductor products specifically tailored to multimedia applications and M‑Systems` DiskOnChip embedded flash drives will complement our product portfolio very well," said Ryusaburo Sugimoto, director and vice president, Semiconductor Device Division of Hakuto.  "By working with M-Systems, we are excited to provide highly reliable and high capacity DiskOnChip solutions to our customers in the growing multimedia and amusement industries."

The DiskOnChip family of products provides reliable and fast non-volatile memory (NVM) to store data and code locally. DiskOnChip products are available in a wide range of capacities, form factors, and bus interfaces, targeting various applications in the embedded and mobile markets. Based on leading-edge NAND flash technology, an ultra-thin controller and the most advanced flash management software, DiskOnChip provides an optimized NVM solution with an ideal cost structure.

In addition to Hakuto Co. Ltd., Macnica, Inc. and Micro Summit K.K. currently distribute M-Systems` DiskOnChip products in Japan.  Fast Flash Disk (FFD(TM)) products are distributed in Japan by Yamada Corporation, Tsuzuki Densan Co. and Macnica, Inc.

About Hakuto

Founded in 1953, Hakuto Co., Ltd. is headquartered in Tokyo, Japan .  The company distributes electronic products, provides technical services and manufactures industrial chemicals.  Hakuto has 539 employees and annual sales of 84,305 million YEN (FY2004).  More information about Hakuto is available online at

www.hakuto.co.jp/english/index.html.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) solutions and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/site/en-US/Corporate/PressRoom/ImageLibrary

# # #

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

____ 14 ____